ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

July 11, 2008

08003871

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

PROCESSED
JUL 23 2008
THOMSON REUTERS

Lodgement with Australian Stock Exchange:
11 July 2008 (ASX: Announcement & Media Release – Trading Halt ; Placement and SPP to Fund Exploration Programme)

dlw 7/21

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

11 July 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

PLACEMENT AND SPP TO FUND EXPLORATION PROGRAMME

The Directors of First Australian Resources Limited ("FAR" "the Company") are pleased to advise that the Company has resolved to raise up to $4 million through the placement of up to 50 million shares at an issue price of 8 cents per share ("Placement"). Hartleys Limited is corporate advisor to FAR and is the Lead Manager to the Offer.

The Placement of new shares will be undertaken within the Company's ASX Listing Rule 7.1 15% placement capacity.

In addition, and to allow all eligible shareholders to acquire up to $5,000 of FAR shares at the Placement price of 8 cents per share, the Company has resolved to undertake a Shareholder Purchase Plan ("SPP").

The record date for the SPP is 5pm (WST) Friday 11 July 2008. More information will be provided in the SPP offer letter which will be mailed to eligible shareholders in the week commencing Monday 14 July 2008.

The monies raised pursuant to the Placement and SPP will be applied to FAR's exciting work programme over the coming months, including:

- Testing of the Stokes Bay-1 well which has potential reserves in excess of 200 BCF gas or 10million BBL oil;
- Exploration drilling at NE Waller, Texas, where several prospects have been identified by FAR, targeting potential reserves in excess if 50BCFE;
- The drilling of an exploration well at Lake Long, South Louisiana with potential reserves in excess of 150,000 BBL oil and 1BCF gas;
- Farm-out marketing of the +1billion BBL oil potential Senegal project; and
- Progression of development planning in the Beibu Gulf, Offshore China.

This announcement will lift the present trading halt in FAR securities.

For information on FAR's drilling activities visit our website at www.far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this release has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

10 July 2008

First Australian Resources Limited

TRADING HALT

The securities of First Australian Resources Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Monday, 14 July 2008 or when the announcement is released to the market.

Security Code: FAR
FARG

Nicholas Ong
Principal Adviser, Issuers

ABN 41 009 117 293
FIRST AUSTRALIAN RESOURCES LIMITED
Incorporated in Western Australia

10 July 2008

Nicholas Ong
Senior Issuers Adviser
Australian Stock Exchange Limited
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Nicholas,

TRADING HALT

First Australian Resources Limited (ASX Code: FAR) requests an immediate trading halt be put on its listed shares (FAR) and listed convertible notes (FARG) pending an announcement to the market regarding a proposed capital raising predominantly to fund ongoing oil and gas exploration and development activities.

First Australian Resources Limited is not aware of any reason the trading halt should not be granted. The trading halt is expected to last 2 days. If an announcement is not made at the end of the trading halt period, the company will request the suspension of its securities.

Yours Sincerely

Colin Harper
Company Secretary
First Australian Resources Ltd

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

END